NYSE
AN ICE EXCHANGE

December 13, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, Each Representing a 1/1,000th Interest in a 7.750% Fixed-Rate Reset Perpetual Non-Cumulative Preference Share, Series E, par value $1.00 per share, of ATHENE HOLDING LTD., under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com